Exhibit 21.1

Urovant Sciences Ltd.

List of Subsidiaries

Subsidiary	Jurisdiction
Urovant Sciences, Inc.	Delaware
Urovant Treasury Holdings, Inc.	Delaware
Urovant Sciences Treasury, Inc.	Delaware
Urovant Holdings Limited	United Kingdom
Urovant Sciences GmbH	Switzerland